Contact

www.linkedin.com/in/reham-
fagiri-97683b1 (LinkedIn)

Top Skills

Entrepreneurship

Analytics

Business Strategy

Languages

Arabic

Reham Fagiri

Co-Founder & CEO at AptDeco

New York, New York, United States

Experience

AptDeco

Co-Founder & CEO

January 2014 - Present (10 years 6 months)

Greater New York City Area

AptDeco is an online marketplace for buying and selling quality preowned
furniture with pick up and delivery built into the service. AptDeco offers a
complete end-to-end service to bring back the joy of discovering amazing
furniture finds for the home again.

Check us out at www.aptdeco.com

Goldman Sachs

5 years

Engineering Manager

2009 - 2010 (1 year)

Managed a technology team. In addition to day-to-day management and
setting strategic vision, re-defined team charter and re-organized team
structure based on business requirements

Project/Product Manager

2006 - 2009 (3 years)

- Managed end-to-end product life cycle to introduce new technology products
into Goldman Sachs including requirement gathering, feature assessment,
product development management (PM >20 teams), risk assessment, and
product launch
- Implemented process methodologies to streamline introduction of new
technology systems into Goldman Sachs environment

Engineer / Analyst

2005 - 2007 (2 years)

Education

University of Pennsylvania - The Wharton School

MBA, Strategic and Operations & Information Management

Y Combinator

University of Maryland College Park

B.Sc, Electrical Engineering